UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 OPTELECOM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.03 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   683 818 20
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Thomas R. Schmuhl, Esquire
                         Duane, Morris & Heckscher LLP
                               One Liberty Place
                     Philadelphia, Pennsylvania 19103-7396
                                 (215) 979-1272
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 22, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).


CUSIP No. 683 818 20                                         Page 1 of 11 Pages

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 683 818 20                                        Page 2 of 11 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |      Andrew Sean Brown
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
      |      (See Instructions)                                        (b) |X|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS (See Instructions)
      |
      |        OO
--------------------------------------------------------------------------------
5     |      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |        United Kingdom
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |  40,668
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |             0
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |   40,668
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |            0
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     40,668
--------------------------------------------------------------------------------
12  |   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES (See Instructions)
    |                                                                    |X|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |     2.07%
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON (See Instructions)
    |
    |     IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 683 818 20                                        Page 3 of 11 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |      Darren Neil Brown
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
      |      (See Instructions)                                        (b) |X|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS (See Instructions)
      |
      |        OO
--------------------------------------------------------------------------------
5     |      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |        United Kingdom
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |  40,668
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |             0
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |   40,668
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |            0
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     40,668
--------------------------------------------------------------------------------
12  |   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES (See Instructions)
    |                                                                    |X|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |      2.07%
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON (See Instructions)
    |
    |      IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 683 818 20                                        Page 4 of 11 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |      Mark David Brown
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
      |      (See Instructions)                                        (b) |X|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS (See Instructions)
      |
      |        OO
--------------------------------------------------------------------------------
5     |      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |        United Kingdom
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |  40,668
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |             0
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |   40,668
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |            0
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     40,668
--------------------------------------------------------------------------------
12  |   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES (See Instructions)
    |                                                                    |X|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |      2.07%
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON (See Instructions)
    |
    |      IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 683 818 20                                        Page 5 of 11 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |      David Arthur Brown
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
      |      (See Instructions)                                        (b) |X|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS (See Instructions)
      |
      |        OO
--------------------------------------------------------------------------------
5     |      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |        United Kingdom
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |  40,668
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |             0
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |   40,668
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |            0
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     40,668
--------------------------------------------------------------------------------
12  |   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES (See Instructions)
    |                                                                    |X|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |      2.07%
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON (See Instructions)
    |
    |      IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 683 818 20                                        Page 6 of 11 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |      Adventatum Jersey Limited
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
      |      (See Instructions)                                        (b) |X|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS (See Instructions)
      |
      |        OO
--------------------------------------------------------------------------------
5     |      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |        Jersey
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |         0
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |    8,580
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |          0
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |     8,580
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     8,580
--------------------------------------------------------------------------------
12  |   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES (See Instructions)
    |                                                                    |X|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |      .44%
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON (See Instructions)
    |
    |      CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 683 818 20                                        Page 7 of 11 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |      Modelege Limited
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
      |      (See Instructions)                                        (b) |X|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS (See Instructions)
      |
      |        OO
--------------------------------------------------------------------------------
5     |      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |        England
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |            0
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |     8,580
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |             0
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |   8,580
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     8,580
--------------------------------------------------------------------------------
12  |   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES (See Instructions)
    |                                                                    |X|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |      .44%
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON (See Instructions)
    |
    |      CO
--------------------------------------------------------------------------------

CUSIP NO. 683 818 20                                          Page 8 of 11 pages


Item 2.  Identity and Background

         Item 2 is hereby amended to read in full as follows:

               Name, Address, Principal Occupation and Citizenship
               ---------------------------------------------------


         Andrew Sean Brown                          Mark David Brown
         Coombe Folly                               Sandhill House
         The Grove Park Lane                        Long Lane
         Thatcham                                   Hermitage
         Berkshire RG18 4NI                         Newbury
         Managing Director of Paragon               Berkshire RG18 9XU
           Audio Visual Limited ("Paragon")         Sales Director of Paragon
         United Kingdom                             United Kingdom

         Darren Neil Brown                          David Arthur Brown
         Waverly House                              Waverly
         Long Lane                                  Long Lane
         Hermitage                                  Hermitage
         Berkshire RG19 9QT                         Newbury
         Operations Director of Paragon             Berkshire RG18 9QT
         United Kingdom                             Chairman and Marketing
                                                      Director of Paragon
                                                    United Kingdom


     Adventatum Jersey Limited is a company formed under the laws of Jersey, with a principal business and office address of Wellington House, Union Street, St. Helier, Jersey. Its principal business is providing trustee and nominee services.

     Modelege Limited is a company formed under the laws of England, with a principal business and office address of 64 Queen Street, London, England. Its principal business is trading and investment.

     None of the foregoing persons or entities has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The Company has taken steps to terminate the employment of the four individuals named above. Such terminations are the subject of a dispute between the Company and such individuals.

Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended to read in full as follows:

     Andrew Sean Brown, Darren Neil Brown and Adventatum Jersey Limited (the "Shareholders") were the sole registered shareholders of Paragon Audio Visual Limited ("Paragon"), a United Kingdom company that acquired an aggregate of 171,252 shares of the Company's Common Stock (the "Shares") on December 12, 1997 in partial consideration for the sale by Paragon to the Company of certain assets. The Shares were then distributed to the Shareholders by Paragon as a distribution with respect to their shares of Paragon, for no further consideration.

     Modelege Limited is the beneficial owner of the Shares owned of record by Adventatum Jersey Limited.

CUSIP No. 683 818 20                                          Page 9 of 11 pages

Item 4.  Purpose of Transaction

     Item 4 is hereby amended to read in full as follows:

     The Shareholders acquired the Shares for investment purposes. As of the date hereof, and except as described below, none of the reporting persons has any plan or proposal which relates to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies of the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change to the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

     Subject to the statements made in paragraph (b) of Item 5 below, the reporting persons anticipate that, subject to applicable restrictions under securities laws, they will dispose of some or all of the Shares in a series of transactions over a period of not less than one year. The Company has agreed to register one-third of the Shares in a registration statement on Form S-3 and has granted certain additional "piggyback" registration rights with respect to the Shares. The Shareholders have agreed, until December 12, 1999, not to offer publicly or effect any public sale of distribution of the Shares during certain periods before and after the effective date of any registration statement filed by the Company with the Securities and Exchange Commission, if requested by the Company or the managing underwriter(s) of any underwritten public offering. The Shareholders also have granted the Company a right of first refusal to purchase any Shares at the closing market price on the date on which a Shareholder gives notice of a proposed sale or the date on which the Company gives notice of its intent to exercise its option, whichever is greater.

     The Company has also agreed to take such action as is within its control to nominate David Arthur Brown for election as a director of the Company and for him to be eligible to serve in such capacity. Pursuant to such agreement, David Arthur Brown was elected as a Director of the Company by the Board of Directors on May 4, 1998. His resignation as a Director was delivered to the Company on February 20, 1999 and was accepted on February 22, 1999. On February 3, 1999, pursuant to the By-Laws of the Company, he nominated himself as a candidate for election as a Director at the 1999 Annual Meeting of Stockholders.

     On February 3, 1999, Andrew Sean Brown submitted a stockholder proposal (the "ASB Proposal") to the Company for inclusion in the Company's Proxy Statement relating to its 1999 Annual Meeting of Stockholders. The ASB Proposal calls for the adoption of a resolution at the Annual Meeting recommending that
(i) the Company redeem the rights issued pursuant to the Company's Rights Agreement of June 15, 1998, (ii) no additional rights be issued and (iii) no amended or other Rights Agreement be adopted unless otherwise recommended by the holders of a majority of the outstanding shares of Common Stock. The Company has submitted a request to the SEC that would permit the Company to exclude the ASB Proposal from the Company's proxy statement for its 1999 Annual Meeting. If that request is not granted, it is anticipated that the ASB Proposal will be included in the Company's 1999 Proxy Statement.

CUSIP No. 683 818 20                                        Page 10 of 11 pages

Item 5. Interest in Securities of Issuer

     Item 5 is hereby amended to read in full as follows:

     (a) The aggregate number of shares of Common Stock of the Company and the percentage of the outstanding Common Stock of the Company beneficially owned as of the date hereof by each of the persons named in Item 2 hereof is set forth below.

                                 Number of Shares           Percentage of
      Name                      Beneficially Owned     Outstanding Common Stock
      ----                      ------------------     ------------------------

Andrew Sean Brown                      40,668                  2.07%
Darren Neil Brown                      40,668                  2.07%

Adventatum Jersey Limited               8,580                  0.44%
Mark David Brown                       40,668                  2.07%
David Arthur Brown                     40,668                  2.07%
Modelege Limited                        8,580(1)                .44%

----------------

(1)  These shares are owned by record by Adventatum Jersey Limited.

     (b) Except as set forth below, each of Andrew Sean Brown, Mark David
Brown, David Arthur Brown and Darren Neil Brown has the sole right to vote or to direct the vote, and the sole power to dispose, or to direct the disposition, of the Shares he owns. Both Adventatum Jersey Limited and Modelege Limited have the shared right to vote, or to direct the vote, and the shared power to dispose, or to direct the disposition, of the Shares it owns. Although the reporting persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, each reporting person disclaims the existence of any such group. The reporting persons note that they understand that a "stop transfer" order has been issued by the Company to the transfer agent with respect to the shares beneficially owned by them and that such "stop transfer" order was issued by the Company in connection with the dispute referred to in Item 2 between it and certain of the reporting persons. The reporting persons further note that they understand that the Company may seek to have them return some of the Shares held by them to the Company in connection with the dispute referred to in Item 2 between it and certain of the reporting persons.

     (c) None of the persons named in paragraph (a) of this Item 5 has affected any transactions in the Company's Common Stock during the past 60 days. On June 24, 1998, the record ownership of 40,668 shares held of record by Adventatum Jersey Limited and beneficially owned by Mark David Brown was transferred to Mark David Brown. On June 24, 1998, the record ownership of 40,668 shares held of record by Adventatum Jersey Limited and beneficially owned by David Arthur Brown was transferred to David Arthur Brown.

     (d) - (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended to read in full as follows:

     See the second and third paragraphs of Item 4. Although the reporting persons do not believe that it is necessarily required for the purposes of this 13D, it is hereby noted that David Arthur Brown is the father of Andrew Sean Brown, Mark David Brown and Darren Neil Brown.

CUSIP No. 683 818 20                                         Page 11 of 11 pages


                                    SIGNATURE


After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 1, 1999


                                          /s/ Andrew Sean Brown
                                          --------------------------------------
                                          Andrew Sean Brown

                                          /s/ Darren Neil Brown
                                          --------------------------------------
                                          Darren Neil Brown

                                          /s/ Mark David Brown
                                          --------------------------------------
                                          Mark David Brown

                                          /s/ David Arthur Brown
                                          --------------------------------------
                                          David Arthur Brown


                                          Adventatum Jersey Limited


                                          By:  /s/ Richard John Stobart Presser
                                          --------------------------------------
                                          Name: Richard John Stobart Presser

                                          Title: Director

                                          Modelege Limited


                                          By: /s/ Peter Edward Hawley
                                          --------------------------------------
                                          Name: Peter Edward Hawley

                                          Title: Director